Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Announces results of 2024 AGM

Vancouver, B.C. Canada, November 22, 2024 – Kidoz Inc. (TSXV:KIDZ) (the “Company”), mobile AdTech developer and owner of the market-leading Kidoz Contextual Ad Network (www.kidoz.net), the Kidoz Publisher SDK and the Kidoz COPPA Privacy Shield, announced its results of the 2024 Annual General Meeting.

ANNUAL GENERAL MEETING

At the Annual General Meeting of the Shareholders held on November 21, 2024, in Vancouver, Canada, the shareholders of the Company (the “Meeting”):

(a) Elected to set the number of directors to be 6.

FOR	AGAINST	NOT VOTED
59,426,256	1,652,638	Nil

(b) Elected the following persons to serve as directors until the next annual meeting or until their successors are duly qualified:

Mr. T. M. Williams

Mr. J. M. Williams

Mr. E. Ben Tora

Ms. F. Curtis (Non Executive Director)

Mr. C. Kalborg (Non Executive Director)

Mr. M. David (Non Executive Director)

Election of the Directors of the Company.

NOMINEE	FOR	WITHHOLD	NOT VOTED
Mr. T. M. Williams	58,833,583	1,475,724	769,587
Mr. J. M. Williams	58,833,583	1,475,724	769,587
Mr. E. Ben Tora	58,833,583	1,475,724	769,587
Ms. F. Curtis	58,811,645	1,497,662	769,587
Mr. C. Kalborg	58,833,583	1,475,724	769,587
Mr. M. David	58,833,583	1,475,724	769,587

(c) Approved the selection of Davidson & Company LLP, Chartered Accountants as the Company’s independent auditors for the fiscal year ending December 31, 2024.

FOR	WITHHOLD	NOT VOTED
60,435,056	643,838	nil

(d) The ratification of the company’s new 10% “rolling” stock option plan (the “2024 Option Plan”).

On November 24, 2021, the TSX Venture Exchange (“TSX-V”) updated its Policy 4.4 – Security Based Compensation of the TSX-V Corporate Financial Manual (“Policy 4.4”) with respect to the treatment of stock options and other securities based compensation for TSX-V listed issuers.

The 2024 Stock Option Plan replaces the Company’s existing stock option plan (the “2015 Stock Option Plan”), as more particularly described in the Company’s management information circular in respect of the Meeting. The 2015 Stock Option plan will continue to exist until the stock options granted under the 2015 Stock Option are exercised, cancelled or expire. All new stock option grants will be made under the 2024 Stock Option Plan. The 2024 Stock Option Plan is a 10% “rolling” stock option plan pursuant to Policy 4.4.

The shareholders ratified, confirmed and approved the 2024 Stock Option Plan.

FOR	AGAINST	NOT VOTED
58,796,773	1,512,534	769,587

Mr. Jason Williams will continue as CEO of the Kidoz Inc. organization and Mr. T. M. Williams, will continue to serve as Chairman.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) mission is to keep children safe in the complex digital advertising ecosystem. Kidoz has built the leading COPPA & GDPR compliant contextual mobile advertising network that safely reaches hundreds of millions of kids, teens, and families every month. Google certified, and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Trusted by Mattel, LEGO, Disney, Kraft, and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or PII data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz COPPA Shield have become essential products in the digital advertising ecosystem.

Prado Inc. (www.prado.co), a separate but fully owned subsidiary of Kidoz Inc., is based on the Kidoz technology and provides a mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange platform to brand advertisers across a variety of industries. Employing a contextual targeting approach within the in-app universe, Prado can achieve high impact results for brand partners within this powerful media inventory.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 25, 2024, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163